Exhibit 99.1

Amendment to

SECURITIES PURCHASE AGREEMENT

This AMENDMENT TO SECURITIES PURCHASE AGREEMENT (this “Amendment”), dated as of September [ ], 2021, by and among Xiaobai Maimai Inc., a Cayman Islands company (the “Company”), and each purchaser identified on the signature page hereto (each, including its successors and assigns, a “Purchaser” and collectively the “Purchasers”).

RECITALS

WHEREAS, the Company and the Purchasers entered into that certain Securities Purchase Agreement, dated as of August 9, 2021 (the “Securities Purchase Agreement”);

WHEREAS, due to a clerical error, the number of Shares to be included in each Unit was incorrect and stated as one instead of three;

WHEREAS, the Company and the Purchasers desire to make certain amendments to the Securities Purchase Agreement as set forth in this Amendment.

NOW THEREFORE, in consideration of the mutual covenants contained in this Amendment, and for other goods and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto accordingly agree as follows:

1.             Definitions. Capitalized terms used herein and not otherwise defined herein shall have the meaning ascribed to them in the Securities Purchase Agreement.

2.             Amendments.

a.                   Recitals. The second recital of the Securities Purchase Agreement is hereby deleted and the following is inserted in its place:

WHEREAS, the Company is offering up to an aggregate of 6,340,000 units (the “Units”), each unit consisting of three ordinary shares, par value US$0.0001 per share, (each a “Share,” collectively as the “Shares”) and a Warrant (“Warrant”) to purchase three Shares, in the form attached hereto as Exhibit A, at price of $1.58 per Unit to the Purchasers listed in Exhibit B;

3.	No Other Amendments. Except for the amendment expressly set forth in this Amendment, the Securities Purchase Agreement shall remain unchanged and in full force and effect.

4.             Entire Agreement. The Securities Purchase Agreement (as amended by this Amendment), sets forth the entire agreement of the parties hereto with respect to the subject matter hereof and thereof, and there are no restrictions, promises, representations, warranties, covenants or undertakings with respect to the subject matter hereof or thereof, other than those expressly set forth in the Securities Purchase Agreement (as amended by this Amendment). The Securities Purchase Agreement (as amended by this Amendment) supersedes all prior and contemporaneous understandings and agreements related thereto (whether written or oral), all of which are merged herein.

5.             Governing Law. This Amendment shall be construed in accordance with and governed by the laws of the State of New York, without giving effect to the conflict of laws principles thereof.

6.             Severability. A determination by a court or other legal authority of competent jurisdiction that any provision of this Amendment is legally invalid shall not affect the validity or enforceability of any other provision hereof. The parties hereto shall cooperate in good faith to substitute (or cause such court or other legal authority to substitute) for any provision so held to be invalid a valid provision, as alike in substance to such invalid provision as is lawful.

7.             Counterparts; Facsimile Signatures. This Amendment may be executed in counterparts, each of which shall constitute an original, but all of which shall constitute one agreement. This Amendment shall become effective upon delivery to each party hereto an executed counterpart or the earlier delivery to each party hereto an original, photocopied, or electronically transmitted signature pages that together (but need not individually) bear the signatures of all other parties.

8.             Captions. Captions are not a part of this Amendment, but are included for convenience, only.

9.             Further Assurances. Each party hereto shall execute and deliver such documents and take such action, as may reasonably be considered within the scope of such party’s obligations hereunder, necessary to effectuate the transactions contemplated by this Amendment.

[Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their respective authorized signatories as of the date first indicated above.

Company:

Xiaobai Maimai Inc.

By:
Name: Xiaobo An Title: Chief Executive Officer

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

SIGNATURE PAGE FOR PURCHASER FOLLOWS]

[PURCHASER SIGNATURE PAGES TO AMENDMENT TO HX SECURITIES PURCHASE AGREEMENT]

IN WITNESS WHEREOF, the undersigned have caused this Amendment to be duly executed by their respective authorized signatories as of the date first indicated above.

Name of Purchaser:

Signature of Authorized Signatory of Purchaser: